July 24, 2025

Narasimhan Mani
Co-Chief Executive Officer and President
Scienture Holdings, Inc.
20 Austin Blvd.
Commack, NY 11725

       Re: Scienture Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 1-39199
Dear Narasimhan Mani:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Part I
Item 1. Business
Current Business - Scienture LLC
Research and Development and Product Portfolio, page 6

1. In future filings, please revise your pipeline table so the progress arrow associated with SCN-104 does not enter the "Phase 1" column as it appears you have not filed an
       IND and commenced the Phase 1 trial for the product candidate. For SCN-106, to the extent you believe you can make an NDA/BLA submission without progressing
       through all three phases of clinical trials, as depicted in the table, please add appropriate disclosure that makes that clear. Revise to disclose the design and results of the Phase 3 clinical trial for SCN-106, or otherwise revise your pipeline table to
       indicate the product candidate   s current stage of development as it
currently appears
       to state you have completed Phase 3 clinical development.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 July 24, 2025
Page 2

       Please contact Tracie Mariner at 202-551-3744 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Tim Buchmiller at 202-551-
3635 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences